UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 11-K

                               ------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark one)

[X]  ANNUAL report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

     For the fiscal year ended December 31, 2005

                                       or

[_]  Transition report pursuant to Section 15(d) of the Securities Exchange Act

     For the transition period from _________ to ___________

Commission file number 001-10533


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         Rio Tinto plc, 6 St. James's Square, London, SW1Y 4LD, England

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                               TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE
                                                                            ----

Report of Independent Registered Public Accounting Firm                        3

Financial Statements:

  Statements of Assets Available for Benefits as of
    December 31, 2005 and 2004                                                 4

  Statement of Changes in Assets Available for Benefits
    for the year ended December 31, 2005                                       5

  Notes to Financial Statements                                           6 - 13

Supplemental Schedule - Schedule H, Part IV, line 4i -
  Schedule of Assets (Held at End of Year) as of December 31, 2005       14 - 15

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Kennecott Corporation Savings Plan for Hourly Employees.

Signature                                                                     16

Exhibits                                                                   17-18

                                         REPORT OF INDEPENDENT REGISTERED PUBLIC
                                                                 ACCOUNTING FIRM



The Plan Administrator (Vice President Human Resources of
  Kennecott Utah Copper Corporation)
Kennecott Corporation Savings Plan for Hourly Employees


We have audited the accompanying statements of assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees (the Plan) as of December 31, 2005 and 2004 and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees as of December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah
June 28, 2006

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                     STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                                                                    DECEMBER 31,
--------------------------------------------------------------------------------


                                                     2005               2004
                                                 -------------------------------
     ASSETS
     ------

Investments                                      $ 47,530,173       $ 44,832,506
                                                 -------------------------------
Receivables:
  Employee contributions                               --                 83,242
  Employer contributions                               --                 25,203
                                                 -------------------------------

          Total receivables                            --                108,445
                                                 -------------------------------

Assets available for benefits                    $ 47,530,173       $ 44,940,951
                                                 ===============================

--------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                           STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                    YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------


ADDITIONS TO ASSETS ATTRIBUTED TO:
  Contributions:
    Employee                                                        $  2,359,260
    Employer                                                             672,822
                                                                    ------------

          Total contributions                                          3,032,082
                                                                    ------------

  Investment income:
    Net appreciation in fair value of investments                      3,101,527
    Interest and dividends                                             1,554,575
                                                                    ------------

          Total investment income                                      4,656,102
                                                                    ------------

          Total additions                                              7,688,184
                                                                    ------------

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
  Transfers to the Rio Tinto America Inc. Savings Plan                 1,620,480
  Benefits paid to participants                                        3,478,357
  Administrative expenses                                                    125
                                                                    ------------

          Total deductions                                             5,098,962
                                                                    ------------

Increase in assets available for benefits                              2,589,222

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   44,940,951
                                                                    ------------

  End of year                                                       $ 47,530,173
                                                                    ============



--------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF        The  following  brief  description  of the  Kennecott
     THE PLAN              Corporation  Savings Plan for Hourly  Employees  (the
                           Plan) is provided for general information purposes only. Participants should refer to the Plan document and the summary plan description for more complete information.

                           GENERAL
                           The Plan is a defined contribution plan covering all full-time hourly employees who are represented by or included in a collective bargaining unit of Kennecott Utah Copper Corporation and its affiliates (collectively, the Company), as defined in the Plan document. Eligible employees can participate in the Plan immediately after completing three months of continuous service. Kennecott Utah Copper Corporation is an indirect wholly owned subsidiary of Rio Tinto
                           America Inc., which is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent). The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

                           CONTRIBUTIONS
                           Each year, participants may elect under a salary reduction agreement to contribute to the Plan an amount not less than 1% and not more than 19% of their eligible compensation on a before-tax basis through payroll deductions. Contributions are limited by the IRC, which established a maximum contribution of $14,000 ($18,000 for participants over age 50) for the year ended December 31, 2005. Participant contributions are recorded in the period during which the amounts are withheld from participant earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

                           The Company matches the participant's contributions to the Plan at 50%, up to the first 6% of their eligible compensation. Matching contributions are recorded on the date the related participant contributions are withheld.

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

1.   DESCRIPTION OF        PARTICIPANT ACCOUNTS
     THE PLAN              Individual  accounts  are  maintained  for each  Plan
     CONTINUED             participant.  Each participant's  account is credited
                           with the participant's  contributions,  the Company's
                           matching  contribution,  and  an  allocation  of  the
                           Plan's earnings,  and is charged with withdrawals and
                           an allocation of the Plan's losses and administrative
                           expenses.   Allocations   are  based  on  participant
                           earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                           PARTICIPANT-DIRECTED OPTIONS FOR INVESTMENTS
                           Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Investment options include a money market fund, common collective trusts, mutual funds, synthetic guaranteed investment contracts and common stock of the Parent in the form of American Depository Receipts (ADRs).

                           VESTING
                           Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% cliff vested after three years of credited service.

                           PAYMENT OF BENEFITS
                           On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive a lump-sum distribution in an amount equal to the value of the participants' vested interests in their accounts. Under certain circumstances, participants may withdraw their
                           contributions   prior  to  the  occurrence  of  these
                           events.

                           TRANSFERS
                           Along with the Plan, the Company also sponsors other 401(k) plans that cover non-represented employees. If employees change from union to non-union status during the year, their account balances are transferred from the Plan to the non-union plan. For the year ended December 31, 2005, transfers out of the Plan totaled $1,620,480.

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

1.   DESCRIPTION OF        FORFEITED ACCOUNTS
     THE PLAN              Forfeited non-vested participant account balances may
     CONTINUED             be used to reduce future Company contributions to the
                           Plan. There were no forfeitures utilized for these purposes during the year ended December 31, 2005.
                           Forfeitures  were $8,197 for the year ended  December
                           31,  2005.  As of  December  31,  2005 and 2004,  the
                           balance of the forfeiture account was $22,025 and $13,828, respectively.

2.   SUMMARY OF            BASIS OF PRESENTATION
     SIGNIFICANT           The  financial  statements  of  the  Plan  have  been
     ACCOUNTING            prepared  on  the  accrual  basis  of  accounting  in
     POLICIES              accordance with U.S.  generally  accepted  accounting
                           principles.

                           USE OF ESTIMATES
                           The preparation of the Plan's financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                           RISKS AND UNCERTAINTIES
                           The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

                           INVESTMENT VALUATION AND INCOME RECOGNITION
                           The Plan's investments are stated at fair value (generally quoted market price) except for its benefit-responsive guaranteed investment contracts, which are stated at contract value (see Note 6). Shares of mutual funds are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

2.   SUMMARY OF            Purchases and sales of  securities  are recorded on a
     SIGNIFICANT           trade-date basis.  Interest income is recorded on the
     ACCOUNTING            accrual   basis.   Dividends   are  recorded  on  the
     POLICIES              ex-dividend date.
     CONTINUED
                           PAYMENTS OF BENEFITS
                           Benefits payments are recorded when paid by the Plan.

                           ADMINISTRATIVE EXPENSES
                           The Company pays the majority of costs and expenses incurred in administering the Plan.

                           The Plan has several fund managers that manage the investments held by the Plan. During the year ended December 31, 2005, the Company paid all investment management fees related to these investment funds.

                           The investment management fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

                           PARTICIPANT LOANS
                           Loans are not permitted to be made to participants in the Plan.

                           NEW ACCOUNTING PRONOUNCEMENT
                           In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company
                           Guide and Defined-Contribution, Health and Welfare and Pension Plans (FSP). This FSP makes the definition of benefit-responsive more restrictive so that certain investment contracts currently reported at contract value may be reported at fair value. Management has not yet determined the impact this standard, which is effective for the Plan year ending December 31, 2006, will have on the Plan's financial statements.

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

3.   PARTIES-IN-           Certain  Plan   investments  are  managed  by  Putnam
     INTEREST              Investments,   the  Plan  trustee,  therefore,  these
     TRANSACTIONS          transactions     are     exempt     party-in-interest
                           transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

                           Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the parent of the Company. As of December 31, 2005 and 2004, the Plan held 33,950.034 and 30,627.477 shares, respectively, of common stock of Rio Tinto plc, with a cost basis of $3,053,212 and $2,144,056, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $107,456 related to these shares.

4.   INVESTMENTS           The Plan's  investments that represented five percent
                           or more of the Plan's assets available for benefits as of December 31, 2005 and 2004 are as follows:

                                                            2005         2004
                                                       -------------------------
                           Dodge & Cox Stock Fund      $ 6,434,011   $     *
                           Rio Tinto plc ADRs            6,205,727     3,651,102
                           State Street Bank
                             Synthetic GIC               4,485,340     4,920,475
                           SEI Stable Asset Fund         4,459,585     3,726,143
                           Putnam S&P 500 Index Fund     4,173,396     3,606,189
                           Putnam Voyager Fund           3,767,535     2,568,125
                           Artisan Mid Cap Fund          2,383,356         *
                           Putnam International
                             Equity Fund                 2,769,805     2,623,143
                           Monumental Life Insurance
                             Company GIC                 2,096,601     2,819,519
                           Putnam Fund for Growth
                             and Income                      *         5,379,788
                           Putnam New Opportunities
                             Fund                            *         4,661,883

                           * These investments did not exceed five percent or more of total assets available for benefits in the respective year and, therefore, are not shown separately.

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

4.   INVESTMENTS           During the year ended  December 31, 2005,  the Plan's
     CONTINUED             investments    (including   gains   and   losses   on
                           investments bought and sold, as well as held during the year) appreciated in value as follows:

                                Investments at fair value:
                                  Common stock                        $2,106,119
                                  Mutual funds                           811,138
                                  Common collective trusts               184,270
                                                                      ----------

                                Net appreciation in investments       $3,101,527
                                                                      ==========

5.   PLAN                  The  terms of the Plan may be  amended,  modified  or
     TERMINATION           discontinued  after the effective date of the Savings
                           Plan  Agreement.  Such  amendment,   modification  or
                           discontinuance may occur pursuant to negotiations for employees at Kennecott Utah Copper Corporation who are represented by the labor organizations that are jointly referred to as the Union, or as required by law, or to gain Internal Revenue Service approval. No change, however, shall make it possible for any part of the funds of the Plan to be used for or diverted for purposes other than for the exclusive benefit of participants and/or their beneficiaries. In addition, no change shall adversely affect the rights of any participant with respect to contributions made prior to the date of the change.

                           If the Plan is terminated in accordance with the terms described in the preceding paragraph, each participant's account shall become fully vested and nonforfeitable and distribution of Plan assets shall be made as directed by the Plan Administrator.

6.  GUARANTEED             The Plan's guaranteed  investment  contracts are in a
    INVESTMENT             stable   value  fund.   The   guaranteed   investment
    CONTRACTS              contracts are fully benefit responsive and are stated

                           at contract value (which represents contributions made under the contract, plus interest earned, less withdrawals and administrative expenses). The stable value fund is invested in a money market fund, a common/collective trust (the SEI Stable Asset Fund), and synthetic guaranteed investment contracts (GICs). The synthetic GICs are secured by underlying fixed income assets. The average crediting interest rates on the investment contracts was 4.76% and 4.54% for the years ended December 31, 2005 and 2004,

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

6.   GUARANTEED            respectively.  Average  duration  for all  investment
     INVESTMENT            contracts  was 2.99 years and 2.96 years at  December
     CONTRACTS             31, 2005 and 2004,  respectively.  The average  yield
     CONTINUED             was 4.89% and 4.70% for the years ended  December 31,
                           2005 and 2004, respectively. There are no reserves against the contract value for credit risk of the contracted issuer or otherwise.

                           The contract or crediting interest rates for certain stable value investment contracts are reset quarterly and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting interest rates include each contract's portfolio market value, current yield-to-date maturity, duration and market value relative to contract value. With respect to interest rate resets, all contracts are guaranteed that the rates will not be negative.

                           A synthetic GIC provides for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party which are backed by underlying assets. The portfolio of assets underlying the synthetic GICs has an overall AAA credit quality and includes mortgages, fixed income securities and United States treasury notes and bonds. These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).

                           Wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments. The fair value of the synthetic GICs was $11,800,714 and
                           $11,519,614   as  of  December  31,  2005  and  2004,
                           respectively. The contract value of the synthetic GICs included $24,836 and $287,377 as of December 31, 2005 and 2004, respectively, attributable to the wrap contract providers representing the amounts by which the net value of the contracts is less than the net value of the underlying assets.

                                              KENNECOTT CORPORATION SAVINGS PLAN
                                                            FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

7.   INCOME TAX            The  Internal  Revenue  Service  has  determined  and
                           informed  the Company by a letter  dated  December 9,
                           2002,  that the Plan and related  trust were designed
                           in accordance with the applicable requirements of the
                           Internal  Revenue  Code.  The Plan  has been  amended
                           since receiving the  determination  letter;  however,
                           the Plan  Administrator  and the Plan's legal counsel
                           believe that the Plan is currently designed and being
                           operated   in   compliance    with   the   applicable
                           requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


--------------------------------------------------------------------------------

                                                                                                 KENNECOTT CORPORATION SAVINGS PLAN
                                                                                                               FOR HOURLY EMPLOYEES
                                                                                        EMPLOYER IDENTIFICATION NUMBER:  13-3108078
                                                                                                                  PLAN NUMBER:  204
                                                                                                       SCHEDULE H, PART IV, LINE 4i
                                                                                           SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                                                                                  DECEMBER 31, 2005
-----------------------------------------------------------------------------------------------------------------------------------


  (a)                  (b)                                (c)                                         (d)             (e)
PARTY IN                                                                               NUMBER OF                    CURRENT
INTEREST       IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                UNITS        COST           VALUE
----------   ---------------------    ----------------------------------------------  -----------   --------   -------------------
                                      MONEY MARKET FUND:
             Mellon Bank              Mellon Bank - STIF Account                           94,931      **        $     98,038
                                                                                                                 --------------

                                      COMMON COLLECTIVE TRUSTS:
             SEI Investments          SEI Stable Asset Fund                                            **           4,459,585
   *         Putnam                   Putnam S&P 500 Index Fund                           117,351      **           4,173,396
                                                                                                                 --------------
                                                Total Common Collective Trusts                                      8,632,981
                                                                                                                 --------------

                                      MUTUAL FUNDS:
             Dreyfus                  Dreyfus Mid-Cap Value Fund                           39,345      **           1,237,562
             PIMCO                    PIMCO Total Return Fund                             149,301      **           1,979,612
             Morgan Stanley           MSDW Institutional International Equity Fund         17,803      **             440,863
             Dodge and Cox            Dodge and Cox Stock Fund                              6,932      **           6,434,011
             Artisan                  Artisan Mid Cap Fund                              2,383,356      **           2,383,356
             UAM Trust Company        UAM/ICM Small Company Fund                           18,910      **             665,517
   *         Putnam                   Putnam Small Cap Fund                                51,074      **           1,138,956
   *         Putnam                   Putnam International Equity Fund                    110,170      **           2,769,805
   *         Putnam                   Putnam Voyager Fund                                 149,832      **           3,767,535
                                                                                                                 --------------
                                                Total Mutual Funds                                                 20,817,217
                                                                                                                 --------------

*  denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

--------------------------------------------------------------------------------

See report of independent registered public accounting firm.

                                                                                                              KENNECOTT CORPORATION
                                                                                                  SAVINGS PLAN FOR HOURLY EMPLOYEES
                                                                                        EMPLOYER IDENTIFICATION NUMBER:  13-3108078
                                                                                                                  PLAN NUMBER:  204
                                                                                                       SCHEDULE H, PART IV, LINE 4i
                                                                                           SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                                                                                          CONTINUED
                                                                                                                  DECEMBER 31, 2005
-----------------------------------------------------------------------------------------------------------------------------------


  (a)                  (b)                                (c)                                         (d)             (e)
PARTY IN                                                                               NUMBER OF                    CURRENT
INTEREST       IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                UNITS        COST           VALUE
----------   ---------------------    ----------------------------------------------  -----------   --------   -------------------
                                      SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
             Monumental Life          Synthetic GIC, Dwight Managed Target 2,
               Insurance Company        no specified maturity date, 5.15%                              **           2,096,601
             Monumental Life          Synthetic GIC, Dwight Managed Target 5,
               Insurance Company        no specified maturity date, 5.15%                              **             874,147
             Monumental Life
               Insurance Company      Wrap Contract                                                    **             (10,007)
                                                                                                                 --------------
                                                                                                                    2,960,741
                                                                                                                 --------------

             Transamerica Occidental  Synthetic GIC, Dwight Managed Target 5,
               Life Insurance Co.       no specified maturity date, 5.54%                              **           1,915,346
             Transamerica Occidental
               Life Insurance Co.     Wrap Contract                                                    **             (48,866)
                                                                                                                 --------------
                                                                                                                    1,866,480
                                                                                                                 --------------

             State Street Bank        Synthetic GIC, Dwight Core Int Fund, no
                                        specified maturity date, 6.07%                                 **           1,853,051
             State Street Bank        Wrap Contract                                                    **             (28,561)
                                                                                                                 --------------
                                                                                                                    1,824,490
                                                                                                                 --------------

             State Street Bank        Synthetic GIC, Dwight Managed Target 2,
                                        no specified maturity date, 3.98%                              **           4,485,340
             State Street Bank        Synthetic GIC, Dwight Managed Target 5,
                                        no specified maturity date, 3.98%                              **             576,229
             State Street Bank        Wrap Contract                                                    **              62,598
                                                                                                                 --------------
                                                                                                                    5,124,167
                                                                                                                 --------------

                                         Total Synthetic Guaranteed Investment Contracts                           11,775,878
                                                                                                                 --------------

   *         Rio Tinto plc ADRs       COMMON STOCK                                         30,627      **           6,205,727
                                                                                                                 --------------
   *         Putnam                   PENDING ACCOUNT                                         332      **                 332
                                                                                                                 --------------

                                                  Total Investments                                              $ 47,530,173
                                                                                                                 ==============

*  denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

--------------------------------------------------------------------------------

See report of independent registered public accounting firm.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    KENNECOTT CORPORATION SAVINGS PLAN FOR
                                    HOURLY EMPLOYEES



                                    By: /s/ Christopher Crowl
                                       -----------------------------------------
                                       Name:   Christopher Crowl
                                       Title:  Vice President Human Resources


Date: June 29, 2006

Exhibit        Description
-------        -----------

23.1           Consent of Tanner LC